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Exhibit 99.1

Alibaba Group Announces
Proposed Offering of Senior Unsecured Notes

        Hangzhou, China, November 13, 2014 — Alibaba Group Holding Limited (NYSE: BABA) today announced that it proposes to offer senior unsecured notes (the "notes"), subject to market and other conditions. The principal amount, interest rates, maturity dates and other terms of the notes have not been finalized and will be determined at the time of pricing of the offering.

       Alibaba plans to use the net proceeds from the offering primarily to refinance its existing credit facilities.

       The notes have not been registered under the Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. The notes are being offered and sold within the United States only to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the U.S. Securities Act.

       This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of such securities, the ordinary shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

       This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

For media enquiries, please contact:

Robert H. Christie,
Alibaba Group Holding Limited
+1 917-860-9410
bob.christie@alibaba-inc.com

Rachel Chan,
Alibaba Group Holding Limited
+852 9400 0979
rachelchan@hk.alibaba-inc.com

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  Exhibit 99.1
Alibaba Group Announces Proposed Offering of Senior Unsecured Notes